UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  _____________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. n/a)*

                              DONAR ENTERPRISES INC
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                                (Name of Issuer)

                     COMMON STOCK, 0.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                    257674101
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                                 (CUSIP Number)

                                  Gregor Elias
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                           Kaya Richard J. Beaujon Z/N
                        Curacao, The Netherlands Antilles

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 30, 2005
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box    .

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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 CUSIP No.  257674101
----------------------------------------------


--------------- ---------------------------------------------------------------
1               Name of Reporting Person.   I.R.S.Identification Nos. of
                 above persons (entities only).

                Sloterhof Investments N.V.           N/A
--------------- ---------------------------------------------------------------
--------------- ---------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)

                (b) X
--------------- ---------------------------------------------------------------
--------------- ---------------------------------------------------------------

3               SEC Use Only
--------------- ---------------------------------------------------------------
--------------- ---------------------------------------------------------------

4               Source of Funds (See Instructions) OO
--------------- ---------------------------------------------------------------
--------------- ---------------------------------------------------------------

5               Check if Disclosure of Legal Proceedings Is Required
                Pursuant to Items 2(d) or 2(e)
--------------- ---------------------------------------------------------------
--------------- ---------------------------------------------------------------

6               Citizenship or Place of Organization CURACAO
--------------- ---------------------------------------------------------------
----------------------- ------ ------------------------------------------------

  Number of             7      Sole Voting Power
  Shares?
  Beneficially
  Owned by
  Each
  Reporting
  Person
  With
                     ------ ---------------------------------------------------
                     ----- ----------------------------------------------------

                     8      Shared Voting Power 7,303,357
                    ----- -----------------------------------------------------

                     9      Sole Dispositive Power
                      ----- ---------------------------------------------------

                     10     Shared Dispositive Power 7,303,357
---------------- ------ -------------------------------------------------------
-------- ----------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person 7,303,357
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes
                Certain Shares (See Instructions)
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11) 31.72%
-------- ----------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

         CO

-------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------

 CUSIP No.  257674101
----------------------------------------------

--------------- ---------------------------------------------------------------
1               Name of Reporting Persons.   I.R.S.Identification Nos. of
                above persons (entities only).

                WILLEM M. SMIT (1)                   N/A
--------------- ---------------------------------------------------------------
--------------- ---------------------------------------------------------------
2               Check the Appropriate Box
                if a Member of a Group (See Instructions)

                (a)

                (b) X
--------------- ---------------------------------------------------------------
--------------- ---------------------------------------------------------------

3               SEC Use Only
--------------- ---------------------------------------------------------------
--------------- ---------------------------------------------------------------

4               Source of Funds (See Instructions) OO
--------------- ---------------------------------------------------------------
--------------- ---------------------------------------------------------------

5               Check if Disclosure of Legal Proceedings Is
                Required Pursuant to Items 2(d) or 2(e)
--------------- ---------------------------------------------------------------
--------------- ---------------------------------------------------------------

6               Citizenship or Place of Organization THE NETHERLANDS
--------------- ---------------------------------------------------------------
----------------------- ------ ------------------------------------------------

  Number of             7      Sole Voting Power
  Shares?
  Beneficially
  Owned by
  Each
  Reporting
  Person
  With
                        ------ ------------------------------------------------
                         ----- ------------------------------------------------

                        8      Shared Voting Power 7,303,357
                         ----- ------------------------------------------------

                        9      Sole Dispositive Power
                        ----- ------------------------------------------------

                        10     Shared Dispositive Power 7,303,357
--------------- ------ --------------------------------------------------------
------- -----------------------------------------------------------------------

11      Aggregate Amount Beneficially Owned by Each Reporting Person 7,303,357
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

12      Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions)
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

13      Percent of Class Represented by Amount in Row (11) 31.72%
------- -----------------------------------------------------------------------

14      Type of Reporting Person (See Instructions)

        IN

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(1) Includes shares held by Sloterhof Investments N.V.

SCHEDULE 13D


Item 1 - Security and Issuer

     (a) Name and Address of Principal Executive Offices of Issuer:

     Donar   Enterprises,   Inc.,  a  Delaware   corporation   (the   "Issuer").
Concertgebouwplein 13 1071 ll Amsterdam, The Netherlands

     (b) Title and Class of Equity Securities:

     Common Stock, par value $0.001 per share (the "Stock") of the Issuer.

     Item 2 - Identity and Background

     Reporting Person: Sloterhof Investments, N.V.

     (a) Name of Person Filing: Sloterhof Investments N.V. ("Sloterhof")

     (b) Principal Business: Investing.

     (c) Address of Principal Business and Principal Office:

     Kaya Richard J. Beaujon Z/N Curacao, The Netherlands Antilles

     (d) Criminal Proceedings:

     During the last five years, Sloterhof has not been convicted in any criminal proceeding.

     (e) Civil Proceedings:

     During the last five years, Sloterhof has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Place of organization: Curacao

Reporting Person:  Willem M. Smit

     (a) Name of Person Filing: Willem M. Smit ("Smit")

     (b) Business Address:

     Concertgebouwplein 13 1071 ll Amsterdam, The Netherlands

     (c) Principal employment and the name, principal business and address of any corporation in which such employment is conducted:

     Chief Executive Officer of the Issuer, whose principal business is publishing interactive entertainment software. The address of the Issuer is Concertgebouwplein 13 1071 ll Amsterdam, The Netherlands.

(c)      Criminal Proceedings:

     During the last five years, Smit has not been convicted in any criminal proceeding.

(d)      Civil Proceedings:

     During the last five years, Smit has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (e)        Citizenship:  The Netherlands

Item 3 - Source and Amount of Funds or Other Consideration

     Sloterhof acquired the Stock of the Issuer pursuant to the Securities Exchange Agreement dated as of June 30, 2005 (the "Agreement"), by and among the Issuer, Playlogic International N.V. ("Playlogic"), and the shareholders of Playlogic (the "Playlogic Shareholders"). Pursuant to the Agreement, the
Playlogic Shareholders exchanged all of their ordinary shares and preferred shares of Playlogic for 21,836,924 issued and outstanding shares of Issuer's common stock, provided that 1,399,252 of such shares were deposited in escrow (the "Share Exchange"). In the Share Exchange, Sloterhof exchanged 10,016,744 ordinary shares and 2 priority shares of Playlogic for 7,303,357 shares of common stock of the Issuer. No cash consideration was paid by Sloterhof in the acquisition of the shares.

Item 4 - Purpose of Transaction

     Sloterhof acquired its interests in the Issuer pursuant to the Share Exchange.

     The Reporting Persons do not at this time have any plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4.


Item 5 - Interest in Securities of the Issuer

The information contained in Item 4 is incorporated herein by this reference.

     (a) Pursuant to Rule 13d-3(a), at the close of business on June 30, 2005, the Reporting Persons may be deemed to be the beneficial owner of, in aggregate, 7,303,357 shares of the Stock, which constitutes approximately 31.72% of the 23,027,989 shares of the Stock outstanding on June 30, 2005.

     (b) At the close of business on June 30, 2005, Sloterhof and Smit share the power to vote or to direct the vote and to dispose or to direct the disposition of 7,303,357 shares of the Stock.

(c)      Not applicable

(d)      Not applicable

(e)      Not applicable

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On June 30, 2005, the Issuer, the Playlogic Shareholders (including the Reporting Person), and certain shareholders of the Issuer entered into an Escrow Agreement with Securities Transfer Corporation, a Texas corporation ("STC"). Pursuant to the Escrow Agreement, Sloterhof placed 344,137 shares of the 7,303,357 shares of Stock it holds in escrow. The escrowed shares are being held by STC, as escrow agent, and will be released in the second quarter of 2006. The amount of shares of Stock released from escrow may be greater or less than 344,137 shares as a result of the Issuer's operating results for the year prior to March 31, 2006.

     There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting
Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

Item 7 - Material to be Filed as Exhibits

         None.

                                  SCHEDULE 13D

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 11, 2005

Sloterhof Investments N.V.,
A company organized under the laws of Curacao

By: MeesPierson Intertrust (Curacao), N.V., its Director

By: /s/ Gregor Elias
Name: Gregor Elias
Title: Director


By: /s/ WILLEM M. SMIT
Willem M. Smit